SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Noland Company

(Name of Subject Company (Issuer))
Primus Inc.
Winvest Inc.
(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $10.00 per share
(Title of Class of Securities)

655286102
(CUSIP Number of Class of Securities)

Richard W. Schwartz
President and Chief Executive Officer
Primus Inc.
3110 Kettering Boulevard
Dayton, OH 45439
1-937-531-6359
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Beverly F. Shillito
Sebaly Shillito + Dyer
A Legal Professional Association
1900 Kettering Tower
Dayton, OH 45423
1-937-222-2500

CALCULATION OF FILING FEE:

Transaction valuation (1)	Amount of filing fee(2)
$250,469,132	$29,481

     The transaction valuation assumes the purchase of 3,384,718 shares of common stock of Noland Company (based on shares outstanding as of April 19, 2005) at a purchase price of $74.00 per share.

     ☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$29,481
Form or Registration No.:	Schedule TO
Filing Party:	Primus Inc. & Winvest Inc.
Date Filed:	April 19, 2005

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☑ third-party tender offer subject to Rule 14d-1.

     ☐ issuer tender offer subject to Rule 13e-4.

     ☐ going-private transaction subject to Rule 13e-3.

     ☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(1)	For purposes of calculating amount of filing fee only.

(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission (the “SEC”) on December 9, 2004.

Amendment No. 2 to Schedule TO

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 19, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on April 22, 2005 (as so amended, the “Schedule TO”) relating to the offer by Winvest Inc., a Virginia corporation (“Winvest”) and a wholly-owned subsidiary of Primus Inc. (dba WinWholesale Inc.), a Delaware corporation (“WinWholesale”), to purchase all issued and outstanding shares of common stock, par value $10.00 per share (the “Shares”), of Noland Company, a Virginia corporation (“Noland Company”), at a price of $74.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment is being filed on behalf of Winvest and WinWholesale. The information set forth in the Offer to Purchase and the WinWholesale/Noland Co. Q&A, Merger of Noland Company, filed as Exhibits (a)(1)(A) and (a)(5)(ii) to the Schedule TO respectively, is incorporated herein by reference with respect to Items 1 through 9, and Item 11 of the Schedule TO. Capitalized terms used and not defined in this Amendment have the meanings specified in the Offer to Purchase or in the Schedule TO.

Items 1 through 9, and Item 11.

     The Offer to Purchase is hereby amended as follows:

     The following is hereby inserted after the first sentence in the response to the question “Will there be a subsequent offering period?” in the Summary Term Sheet of the Offer to Purchase:

If we elect to include a subsequent offering period, we will publicly disclose our intentions by issuing a press release no later than 9:00 a.m., New York City time, on May 17, 2005, the next business day after the expiration of the initial offering period on May 16, 2005, and will immediately begin the subsequent offering period.

     The phrase, “within the meaning of Section 21E of the Exchange Act”, is hereby deleted from the end of the sixth sentence in the third paragraph from the end of Section 5, “Certain Information Concerning Noland Company,” of the Offer to Purchase.

     The first two sentences of the third paragraph from the end of Section 5, “Certain Information Concerning Noland Company,” of the Offer to Purchase are hereby deleted in their entirety and replaced with the following:

The foregoing projections are based on estimates and assumptions (none of which were provided to WinWholesale and Winvest at the time the projections were provided) made by the management of Noland Company with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are subject to significant contingencies and are difficult to predict, and many of which are beyond the control of Noland Company, Winvest or WinWholesale or their respective advisors. Noland Company has subsequently advised WinWholesale and Winvest that these projections were prepared by Noland Company’s management based on numerous assumptions including, among others, projections of revenues, operating income, benefits and other expenses, depreciation and amortization, capital expenditure and working capital requirements. Management of Noland Company has advised WinWholesale and Winvest of the following key assumptions Noland Company management made with respect to the projections:

Revenues:

•	Enhanced facilities in Florida,

•	Faster re-supply to branches from Noland Company’s distribution and logistics center (the “DLC”),

•	Addition of several new satellite facilities,

•	Major new air conditioning territory, and

•	Continued inflation.

Operating Income:

•	Reduction of sales items subject to new commission structure, and

•	Enhanced buying by the DLC.

Operating Expenses:

•	Higher expenses from group medical insurance,

•	Operation of more branches,

•	Higher energy expenses, and

•	Overall a decline as a percentage of sales due to leveraging fixed expenses.

     The second paragraph from the end of Section 5, “Certain Information Concerning Noland Company,” of the Offer to Purchase is hereby deleted in its entirety.

     The following is hereby inserted after the final paragraph in Section 5, “Certain Information Concerning Noland Company,” of the Offer to Purchase:

      Directors’ and Officers’ Indemnification

      The Merger Agreement provides that Parent (as defined in the Merger Agreement) shall cause the Surviving Corporation (as defined in the Merger Agreement) to, and the Surviving Corporation shall, maintain in effect for not less than six years from the effective time of the Merger pursuant to the Merger Agreement (the “Effective Time”), if available, Noland Company’s existing directors’ and officers’ liability insurance (“D&O Insurance”) covering each person who was on or prior to April 11, 2005, or who becomes prior to the Effective Time, a director or officer of Noland Company or a subsidiary of Noland Company (“Indemnified Persons”) (provided that the Surviving Corporation may substitute therefor policies of third party insurers with comparable financial strength ratings to Noland Company’s current liability insurance providers of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time. The Merger Agreement provides, however, that in no event shall the Surviving Corporation be required to expend pursuant to the terms of the Merger Agreement more than an amount per year equal to 225% of current annual premiums paid by Noland Company for such D&O Insurance. In the event that, but for the limitation in the immediately preceding sentence, the Surviving Corporation would be required to expend more than 225% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 225% of current annual premiums. In the event that the Surviving Corporation elects to reduce the amount of insurance coverage as described in the preceding sentence, the Surviving Corporation is required to furnish to the Indemnified Persons then-covered by such D&O Insurance reasonable notice of such reduction in coverage and, to the extent additional coverage is available, afford such Indemnified Persons the opportunity to pay such additional premiums as may be necessary to maintain the existing level of D&O Insurance coverage.

      Noland Company’s existing D&O Insurance has an aggregate limit of liability of $5,000,000. The 2005 premium for the D&O Insurance is $55,000. As a result of the Merger and pursuant to the terms of the Merger Agreement, after the Effective Time, the Surviving Corporation is required to maintain at least the same amount of insurance coverage on the directors and officers of Noland Company, provided that the Surviving Corporation shall not be required to pay in excess of $123,750 in premiums per year to maintain the level of insurance coverage on such officers and directors. Therefore, the directors and officers shall not, as a result of the Merger, receive any additional amounts of D&O Insurance coverage that they would not have received had the Merger not occurred and they had remained as directors and officers of the Company.

      As allowed by Article 10 of the Virginia Stock Corporation Act (the “VSCA”), Article XI of Noland Company’s By-Laws (the “By-Laws”) provides for mandatory indemnification of any director or officer of Noland Company who is, was, or is threatened to be made a party to a proceeding (including a proceeding by or in the right of Noland Company) because (a) he or she is or was a director or officer of Noland Company or (b) he or she is or was serving Noland Company or other legal entity in any capacity at the request of Noland Company while a director or officer of Noland Company, against all liabilities and expenses incurred in connection with such proceeding, except such liabilities as are incurred because of such individual’s willful misconduct or knowing violation of the criminal law.

      The full text of Article XI of Noland Company’s By-Laws is attached as Exhibit (e)(3) to Noland Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 and is incorporated herein by reference.

Noland Company Executive Severance Plan

      On April 11, 2005, upon the recommendation of the Compensation Committee of the Noland Company board of directors, the Noland Company board of directors approved and adopted the Noland Company Executive Severance Plan (the “Severance Plan”), effective as of April 1, 2005.

      Under the Severance Plan, if during a Participant’s Protection Period (as defined in the Severance Plan) either (i) such Participant’s (as defined in the Severance Plan) employment with Noland Company is terminated by Noland Company for any reason other than for Cause (as defined in the Severance Plan) or (ii) the Participant terminates his or her employment with Noland Company for Good Reason (as defined in the Severance Plan) then the Participant is entitled under the Severance Plan to receive a severance benefit equal in amount to the Severance Multiple (as defined in the Severance Plan) times the sum of (x) the Participant’s annualized base salary in effect as of the end of the month preceding the Participant’s Separation Date (as defined in the Severance Plan) and (y) the average annual bonus paid or deemed paid to the Participant for the three full calendar years immediately prior to the calendar year in which the Participant’s Separation Date occurs. Such severance benefit shall be payable monthly over the remaining full or partial months of the Participant’s Protection Period as of the Participant’s Separation Date. In addition, during the Participant’s Protection Period or such longer period as provided by the terms of the applicable welfare benefit plan, program, practice or policy, Noland Company shall continue medical, disability and life insurance benefits to the Participant and/or the Participant’s family. The Participant’s Protection Period is reduced by one day for each day of continued comparable employment by Noland Company or its successor and severance benefits are reduced by all amounts actually earned by Participant from other employment accepted by the Participant after the Participant’s Separation Date.

      If the Participant’s employment is terminated due to the Participant’s death or disability during the Protection Period then Noland Company shall have no further obligations under the Severance Plan other than for the payment of Accrued Obligations (as defined in the Severance Plan) and the timely payment and provision of Other Benefits (as defined in the Severance Plan).

      If a Participant’s employment is terminated for Cause during the Protection Period, then Noland Company shall have no further obligations to the Participant under the Severance Plan other than the obligation to pay to the Participant (i) such Participant’s annual base salary through the Separation Date, and (ii) Other Benefits, in each case to the extent theretofore unpaid.

      As noted above, the cash severance amounts and duration of the benefits payable to a Participant are generally based on the Participant’s Protection Period which is reduced by continued comparable employment. The formula for determining the cash severance amount and the period for which it and benefits are to be paid includes a number of variables, including, among others: (i) the Change in Control Date (as defined in the Severance Plan), (ii) the Participants’ normal retirement date, (iii) the Participant’s Separation Date, (iv) the Participant’s annualized base salary on the date of the Participant’s Separation Date, and v) the average annual bonuses paid to the Participant in the three full calendar years preceding the year in which the Participant’s Separation Date occurs, and (vi) in certain cases, the age of a Participant’s spouse. Thus, without making certain assumptions, it is not possible to quantify the amount of severance or value the benefits a Participant might receive under the Severance Plan. The table below reflects the cash severance and the estimated value of the benefits each of the listed executive officers would receive under the Severance Plan if a Change of Control occurred on June 30, 2005, and the executive: (a) was terminated by Noland Company without Cause as of July 1, 2005, (b) did not seek other employment, and (c) was otherwise eligible to receive a benefit under the Severance Plan. No non-employee directors are eligible to participate in the Severance Plan.

		Value of or Estimated Premiums Related to
Executive Officers	Cash Benefit Payable	Continued Welfare Benefits
John E. Gullett	$188,720	$15,707
Arthur P. Henderson, Jr.	602,601	32,231
Lloyd U. Noland, III	1,041,501	32,231
Jean F. Preston	670,599	32,231
James E. Sykes	237,014	21,073
Benjamin A. Williams, III	360,701	15,707

      The foregoing description of the Severance Plan does not purport to be complete and is qualified in its entirety by reference to the Severance Plan, which is filed as Exhibit (e)(9) to Noland Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 and is incorporated herein by reference.

      Noland Company Supplemental Executive Retirement Plan

      On April 11, 2005, upon the recommendation of the Compensation Committee of the Board of Directors, the Board of Directors of Noland Company approved and adopted the Noland Company Supplemental Executive Retirement Plan (the “Supplemental Plan”), effective as of April 1, 2005.

      Under the Supplemental Plan, each Participant (as defined in the Supplemental Plan), upon loss of employment with Noland Company or an affiliate due to a Change of Control (as defined in the Supplemental Plan) for any reason other than the Participant’s voluntary termination other than for Good Reason (as defined the Supplemental Plan) or termination for Cause (as defined in the Supplemental Plan), earns the right to receive a retirement benefit equal to one-twelfth (1/12) of the difference between the Participant’s Accrued Benefit earned under the Improved Retirement Plan for Employees of Noland Company, as amended from time to time (the “Regular Plan”), and the Accrued Benefit the Participant would have received under the Regular Plan assuming his or her employment with Noland Company and its affiliates continued at the same compensation level through the end of his or her Protection Period (as defined in the Supplemental Plan) or to his date of death or disability. Assuming accruals continue under the Regular Plan through a Participant’s Protection Period, a Participant loses one day of his Protection Period for each day of continued comparable employment by Noland Company or its successor.

      Each Participant’s rights to benefits accrued under the Supplemental Plan are fully vested. Generally, single Participants receive their benefits as a straight line life annuity and married Participants receive their benefits as a 100% Joint and Survivor Annuity commencing at their normal retirement date under the Regular Plan.

      The enhanced benefit payable to a Participant under the Supplemental Plan is essentially the additional Accrued Benefit a Participant would earn under the Regular Plan based on his Additional Service Credit (as defined in the Supplemental Plan). Assuming that each of the eligible Participants was terminated July 1, 2005, following a Change of Control, the Additional Service Credits, Accrued Benefits and the present value of the benefit enhancement for each affected officer, as calculated by the Regular Plan’s actuary based on valuation information available at the time of the January 10, 2005 calculation, is set forth in the table below. No non-employee directors are eligible to participate in the Supplemental Plan.

		Additional Annual	Present Value of
		Benefit Payable at	Benefit at 5.75%
Executive Officers	Additional Service Credit	Normal Retirement Rate	Discount Rate
John E. Gullett	1.5	$3,098	$28,200
Arthur P. Henderson, Jr.	3	11,165	88,800
Robert M. Jones	2	2,310	14,200
Lloyd U. Noland, III	3	9,736	77,500
James E. Sykes	2	3,606	28,100
David M. Thompson	2	3,695	25,000

      The foregoing description of the Supplemental Plan does not purport to be complete and is qualified in its entirety by reference to the Supplemental Plan, which is filed as Exhibit (e)(8) to Noland Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 and is incorporated herein by reference.

      Noland Company Restricted Stock Plan

      Under the Noland Company Restricted Stock Plan (the “Restricted Stock Plan”) the Noland Company board of directors has the authority to issue to certain executives of Noland Company and its subsidiaries an aggregate of up to 10,000 restricted Shares each year. Restricted Shares normally vest over a seven-year period. At the meeting of the Noland Company board of directors on April 11, 2005, the Noland Company board of directors amended the Restricted Stock Plan to authorize the acceleration of vesting in the event of a change of control and approved the vesting in full, immediately prior to the Effective Time, of all Shares issued prior to the Effective Time under the Restricted Stock Plan. As authorized by the Compensation Committee of the Board of Directors in January 2005, Noland Company intends to issue 10,000 restricted Shares pursuant to the Restricted Stock Plan to certain senior executives of Noland Company following the annual meeting of shareholders of Noland Company on May 6, 2005.

      The table below reflect unvested restricted Shares each executive officer of Noland Company is expected to own on June 30, 2005, after the intended issuance by Noland Company of 10,000 restricted Shares following the May 6, 2005 shareholders’ meeting. The table also indicates the present value of the accelerated vesting, based on calculations made pursuant to Treasury Regulations § 1.280G-1(c)(4), assuming a value of $74.00 per Share, a Change of Control on June 30, 2005, and the full vesting of all restricted Shares as of that date.

	Unvested Restricted Shares	Present Value of Accelerated
Executive Officers	As of June 30, 2005	Vesting
John E. Gullett	2,400	$83,611
Arthur P. Henderson, Jr.	3,650	127,978
Lloyd U. Noland, III	4,900	172,994
Jean F. Preston	3,950	145,296
James E. Sykes	2,395	84,698
Benjamin A. Williams, III	1,400	71,731

      The foregoing description of the Restricted Stock Plan, as amended, does not purport to be complete and is qualified in its entirety by reference to the Restricted Stock Plan, as amended, which is filed as Exhibits (e)(5) and (e)(6), respectively, to Noland Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 and is incorporated herein by reference.

     The first sentence of the first paragraph in Section 6, “United States Federal Income Tax Considerations,” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“The following discusses certain material federal income tax consequences of the Offer and, if applicable, any subsequent merger.”

     All occurrences of the word “summary” in Section 6, “United States Federal Income Tax Considerations,” of the Offer to Purchase are hereby replaced with the word “discussion.” The fourth paragraph of Section 6, “United States Federal Income Tax Considerations,” of the Offer to Purchase is hereby deleted in its entirety.

     The following is hereby inserted at the end of the second paragraph in Section 10, “Source and Amount of Funds; Financing of the Offer and the Merger,” of the Offer to Purchase:

“Neither Winvest nor WinWholesale has made alternative financing arrangements or alternative financing plans in the event funds under the Facility are not available.”

     The heading in bold font, which states, “Explanatory Note Regarding the Summary of the Merger Agreement: Representations and Warranties in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures,” following the fifth paragraph in Section 12, “Purposes and Structure of the Offer; Merger Agreement and Related Documents; Plans for Noland Company After the Offer and the Merger,” of the Offer to Purchase is hereby deleted in its entirety. The paragraph immediately following the heading in bold font referred to in the preceding sentence is hereby deleted in its entirety and replaced with the following:

Our discussion of the terms of the Merger Agreement is intended to provide information about the terms of the Offer and Merger. All capitalized terms used in this Section 12, “Purpose and Structure of the Offer; Merger Agreement and Related Documents; Plans for Noland Company After the Offer and the Merger,” as defined terms shall have the meanings ascribed to them in the Merger Agreement unless otherwise defined in this Offer to Purchase.

     The final paragraph of Section 13, “Conditions to the Offer,” of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

The Tender Offer Conditions (other than the Minimum Condition and the HSR Condition) are for the sole benefit of WinWholesale and Winvest and may be asserted by WinWholesale or Winvest or may be waived by WinWholesale or Winvest, in whole or in part, in the sole discretion of WinWholesale or Winvest (subject to the terms of the Merger Agreement); provided, however, that all conditions to the Offer, other than those subject to government approvals, must be satisfied or waived on or before the expiration of the Offer. The failure by WinWholesale or Winvest to exercise any of the foregoing rights will not be deemed a waiver of any right, and each right will be deemed an ongoing right; provided, however, that all conditions to the Offer, other than those subject to government approvals, will be satisfied or waived on or before the expiration of the Offer.

     The following phrase is hereby deleted from the first sentence of the final paragraph of the “WinWholesale/Noland Co. Q&A, Merger of Noland Company, available April 22, 2005” that was filed as Exhibit (a)(5)(ii) to the Schedule TO on April 22, 2005:

“within the meaning of Section 21E of the Securities Exchange Act of 1934”.

     The following phrase is hereby deleted from the first sentence of the final paragraph of the “Text of press release issued by Primus Inc. (dba Win Wholesale Inc.) dated April 12, 2005” that was filed as Exhibit (a)(5)(i) to the Schedule TO-C filed April 12, 2005:

“within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934”.

Item 10. Financial Statements.

     Not applicable.

Item 12. Exhibits.

     Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 19, 2005. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Summary Advertisement as published April 19, 2005. *

(a)(5)(i)	Press Release issued by WinWholesale and Winvest on April 12, 2005 (incorporated herein by reference to the precommencement Schedule TO filed by WinWholesale with the Securities and Exchange Commission on April 12, 2005). *

(a)(5)(ii)	WinWholesale/Noland Co. Q&A Merger of Noland Company, available April 22, 2005. *

(b)(1)	Commitment Letter dated March 31, 2005 from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. to WinWholesale. *

(d)(1)	Agreement of Merger dated as of April 11, 2005, among WinWholesale, Winvest and Noland Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Noland Company with the Securities and Exchange Commission on April 13, 2005). *

(d)(2)	Confidentiality Agreement, dated as of January 12, 2005, between WinWholesale and Noland Company. *

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

WINVEST INC.
By:	/s/ RICHARD W. SCHWARTZ
	Name:	Richard W. Schwartz

	Title:	President

PRIMUS INC. (dba WINWHOLESALE INC.)
By:	/s/ RICHARD W. SCHWARTZ
	Name:	Richard W. Schwartz

	Title:	President

Dated: May 3, 2005